SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-1004

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported)_____ May 28, 2003_____

CYPRESS EQUIPMENT FUND II, LTD.
(Exact Name of Registrant as Specified in its Charter)

Florida	0-21256	59-3082723
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

880 Carillon Parkway, St. Petersburg, Florida	33716
(Address of principal executive offices)	(Zip Code)

Registrant's Telephone Number (Including Area Code)____ (727) 567-4830_____

Item 2.   Acquisition or Disposition of Assets

     On May 28, 2003, Cypress Equipment Fund II, Ltd., a Florida limited partnership, ("Seller"), sold to K-Sea Transportation LLC, a Delaware limited liability company ("Buyer"), the vessels Energy Altair, official number 653464, and Energy Ammonia, official number 653463.

     The sale totaled an aggregate amount of $3,425,000.

Item 7. Financial Statements, Proforma Financial Information and Exhibits
              (c) Exhibits (to be sent in paper format)

28.57 THIS PURCHASE, SALE AND GUARANTEE AGREEMENT ("Agreement") is entered into as of May 28, 2003, by and between WELLS FARGO BANK NORTHWEST N.A., a national banking association ("Wells Fargo"), not individually but solely in its capacity as trustee (the "Seller"), K-SEA TRANSPORTATION LLC, A Delaware limited liability company ("Buyer") and CYPRESS EQUIPMENT FUND II LTD., a Florida limited partnership ("Cypress").

<u>SIGNATURES</u>

        Pursuant to the requirements of the Securities Exchange Act of 1934, the
Registrant has duly caused this report to be signed on its behalf by the
undersigned thereunto duly authorized.

                                <u>Cypress Equipment Fund II, Ltd.</u>

Date: <u>July 28, 2003</u>   By: <u>/s/Stephen R. Harwood</u>
                                    Stephen R. Harwood
                                    President of the Managing Partner
                                    Cypress Equipment Management Corp. II

Date: <u>July 28, 2003</u>   By: <u>/s/ Carol Georges</u>
                                    Carol Georges
                                    Director of Accounting
                                    Partnership Administration
                                    Raymond James and Associates